7628 Thorndike Road

Greensboro, NC 27409-9421

October 28, 2011

CONFIDENTIAL TREATMENT REQUESTED BY RF MICRO DEVICES, INC.

PURSUANT TO 17 C.F.R. §200.83

RFMD10282011-1

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah

Re:	RF Micro Devices, Inc.
Form 10-K for the Fiscal Year Ended April 2, 2011
Filed June 1, 2011
File No. 000-22511

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated October 5, 2011 from Martin F. James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the “Company” or “RFMD”), regarding the Company’s Form 10-K for the fiscal year ended April 2, 2011 (the “Form 10-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s October 5, 2011 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K.

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Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. §200.83, with respect to portions of the responses to Comments 2, 3, and 5 and Appendix A. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notification of a request for access to such information to the undersigned at the address shown above.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 8. Financial Statements and Supplementary Data, page 44

Note 15. Operating Segment and Geographic Information, page 85

Comment 1: Please tell us the performance measures for CPG and MPG that are regularly provided to the chief operating decision maker. Please provide us with a recent sample of the information that is provided to your CODM.

Response 1: We respectfully advise the Staff that RFMD’s President and Chief Executive Officer, the chief operating decision maker (CODM), regularly assesses RFMD’s performance as a part of RFMD’s monthly and quarterly procedures through the use of comprehensive financial information packages. In response to your request, we have included relevant information from the July 2, 2011 (our most recently filed quarter) CODM package as Appendix A including the Table of Contents to the CODM package to enable the Staff to identify information that we excluded as being not applicable or relevant to the Staff’s assessment. If any excluded information is deemed relevant by the Staff to its inquiry, we will furnish it promptly upon request.

Performance measures for CPG and MPG that are regularly provided to the CODM include the detailed components that drive our non-GAAP operating margins, which include sales, cost of goods sold, and expenses. Other key performance measures and information regularly provided to the CODM include the consolidated non-GAAP statement of operations and cash flows, consolidated GAAP statement of operations and balance sheet, consolidated schedule of actual non-GAAP gross margin reconciled to planned gross margin, consolidated key performance measures (i.e., DSOs, DPOs, inventory turns, cash conversion cycle, cash flow from operations, free cash flow, and ROIC), consolidated manufacturing and corporate operating expense analysis (shared manufacturing, research and development, administration and sales & marketing expenses), operating segment non-GAAP fully allocated statements of operations (including non-GAAP operating margin), operating segment allocated balance sheet items necessary to

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calculate ROIC and operating segment expense analysis. This information is measured and compared against our annual operating plan (referred to as the Benchmark Plan, or BMP) that is presented to and approved by our Board of Directors.

First and foremost, our CODM uses this information to assess our performance against the BMP. Our CODM’s review and analysis is focused on the components that drive our non-GAAP operating margins and ROIC, two key performance measures that are emphasized by our senior management and Board of Directors. In addition, the CODM reviews sales, customers and market trends at both a consolidated and an operating segment level on a quarterly basis. This information is focused on market overviews, product development and updates regarding major customers. The CODM reviews this information to understand key market trends and the actual and potential impact of the same on our key performance measures.

Additionally, on a semi-annual basis, the CODM reviews and provides input and direction on the preparation of our BMP and BMPU (our updated mid-year operating plan), both of which are presented to and approved by the Board of Directors. Information that is regularly provided to the CODM during the BMP preparation and approval process includes the consolidated non-GAAP statements of operations and cash flows, GAAP consolidated balance sheet, and non-GAAP fully allocated statements of operations for each operating segment (including non-GAAP operating margin). RFMD’s operating plans are prepared at the total company and operating segment level and are used by the CODM to make resource decisions based on our long-term financial plans.

Comment 2: With respect to your analysis of whether the nature of the products and services and type and class of customer of CPG and MPG are similar under ASC 280-10-50-11, please tell us in more detail the nature of the significant products and services of each segment as well as the significant customers of each. For example, it appears that CPG consists of cellular components for handset OEMs while MPG consists of radio frequency components for a diversified set of customers including communications, industrial and aerospace/defense industries as well as foundry services for GaN and GaAs wafer production.

Response 2: We respectfully advise the Staff that we carefully considered both the type of products and type/class of customers pursuant to ASC 280-10-50-11 to determine the similarity of our operating segments.

As indicated in our prior responses to the Staff, our operating segments primarily produce semiconductor-based radio frequency (RF) components that process the signals in communications equipment. These RF components are not consumer products or high-level assembled products; they have varying levels of complexity, and they can be adapted for a variety of end markets.

Our customers primarily use our semiconductor-based RF components in the end-user products they manufacture to transmit and/or receive radio frequency signals. For example, CPG designs

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and manufactures low-power amplifiers that transmit RF signals from the cellphone to the cellular base station, while MPG designs and manufactures high-power amplifiers that transmit RF signals from the cellular base station to the cellphone. These products can differ in terms of customers, product size and technical specifications (e.g., power requirements), however, both are RF amplifiers, and both leverage RFMD’s core competencies, including our compound semiconductor process technologies, systems-level expertise, and scale manufacturing.

Our customers make products for a variety of applications and markets, and our customers are not obligated to inform RFMD of the precise usage of their products. In some instances, products from our two operating segments are designed by our customers into the same end-user product. For example, our WiFi amplifiers (supported by MPG) and our cellular power amplifiers (supported by CPG) are often designed into the same smartphones and tablets. We expect this trend to accelerate, as both CPG and MPG are developing RF components that can coexist in a growing number of applications, including smart grid, home automation, automotive, and other applications.

Our delineation of our two operating segments (CPG and MPG) according to like applications supports RFMD’s business strategy: to leverage our leadership in RF components and compound semiconductor technologies into multiple industries. We target multiple industries, including mobile devices, cable and broadband transmission, consumer electronics, wireless infrastructure, wireless connectivity, and radar and communications applications.

Applications served by CPG include handsets, smartphones, USB modems, netbooks, notebooks, tablets, and smart energy/advanced metering infrastructure (AMI). Applications served by MPG include mobile wireless infrastructure, point-to-point and microwave radios, WiFi (including for handsets, smartphones, netbooks and notebooks), worldwide interoperability microwave access (WiMAX) (including for handsets, smartphones, netbooks and notebooks), cable television (CATV) wireline infrastructure, smart energy/AMI, private mobile radio, test and measurement equipment, and radar and communication equipment for military applications. MPG also provides foundry services for GaN and GaAs wafer production, however, this represented less than $[***] million in revenue during fiscal 2011.

Both CPG and MPG produce semiconductor-based components for use in radio frequency communications equipment. Both CPG and MPG utilize the same design processes, core technologies, and scale manufacturing to design and manufacture their products. In both operating segments, RFMD’s design engineers and applications engineers seek to help customers increase throughput, improve energy efficiency and reduce size. In both operating segments, end-user applications are becoming more complex, and customers increasingly seek design engineers with systems-level understanding, for technical design and sales support. In addition, both operating segments require manufacturing operations and supply chains that support scale manufacturing.

By type, our customers and target customers are the same across both CPG and MPG: original equipment manufacturers (OEMs); original design manufacturers (ODMs); contract manufacturers; and reference designers of electronic communications equipment. Four of the

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top 20 customers for CPG and MPG during fiscal 2011 were the same, including Huawei Technologies, Co., Ltd., ZTE Corporation, Samsung Electronics, and Nokia Corporation. Together, these overlapping customers represented [***]% of our total company revenue in fiscal 2011, [***]% and [***]% of the fiscal 2011 revenue for CPG and MPG, respectively.

Comment 3: We note from your September 6, 2011 response that RFMD began operating its business under two operating segments (CPG and MPG) in fiscal 2009 as a result of a significant business acquisition that constituted the majority of the newly created MPG segment. However, we also noted from your 2008 Form 10-K that you provided revenues for each of these groups for fiscal 2008, 2007 and 2006. Since it is important to perform a careful analysis of the economic characteristics of your two operating segments, please provide us with your analysis of the historical performance of these two segments over a reasonable period of time.

Response 3: We respectfully advise the Staff that RFMD experienced significant events, including acquisitions, restructuring activities and divestitures, which altered our internal organization during fiscal 2007, 2008 and 2009. These events, which are summarized below, resulted in significant changes to the composition of our operating segments by fiscal 2009, and make it impractical to analyze the historical performance of our operating segments due to the unavailability of relevant historical information.

In fiscal 2006 and 2007, we had three operating segments (Cellular, Wireless Connectivity and Infrastructure) that were aggregated for financial reporting purposes pursuant to the aggregation criteria in ASC 280. In fiscal 2006 and 2007, our revenues outside of what is now CPG constituted less than 10% of our total revenue. In addition, during this period financial information was grouped among the operating segments based on end applications that do not correspond directly to the applications in our current CPG and MPG operating segments, largely because of acquisitions, divestitures and restructurings that have occurred since then. In fiscal 2008, we had one operating segment as we completed the integration of changes to our business.

During fiscal 2007, we sold substantially all of our Bluetooth® assets to QUALCOMM. These assets, which were previously included in our Wireless Connectivity business unit, related to our Bluetooth® 2.0 Enhanced Data Rate products.

In fiscal 2008, we completed two strategic acquisitions. First, we acquired Sirenza Microdevices, Inc. (Sirenza) in the third quarter of fiscal 2008, for total consideration of approximately $880.7 million. As noted by the Staff, the acquired Sirenza business constituted a majority of what became our MPG operating segment. In the fourth quarter of fiscal 2008, we acquired Filtronic Compound Semiconductors, Limited (Filtronic) for approximately $22.7 million to reduce our GaAs sourcing costs and increase our internal GaAs capacity, and to expand our product portfolio of multi-market components that process radio frequency signals.

In fiscal 2008, we reported as one operating segment as we completed the integration of the Sirenza and Filtronic acquisitions. As the Staff has noted, as a result of the Sirenza acquisition,

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we reported revenues for CPG and MPG for fiscal 2008, 2007 and 2006 in our fiscal 2008 Form 10-K. We allocated revenues to CPG and MPG based upon the end applications of the products pursuant to ASC 280-10-50-40 which requires revenues for each group of similar products to be reported annually unless it’s impracticable to do so. For each of fiscal years 2006, 2007 and 2008, the data was restated assuming products would have been assigned to CPG and MPG as if these operating segments would have been in existence in previous years pursuant to the requirement in ASC 280-10-50-34.

Early in fiscal 2009, we completed the acquisition of Universal Microwave Corporation (UMC), which continued to expand our portfolio of multi-market components that process radio frequency signals. Additionally, during the first quarter of fiscal 2009, we began execution of a restructuring plan to reduce our investment in wireless systems and consolidate our production test facilities. We reduced investments in our cellular transceiver business and eliminated our GPS solutions business in order to focus on core RF component opportunities and we consolidated our production test facilities in order to reduce cycle time, better serve our customer base and improve our overall profitability. During the second half of fiscal 2009, we initiated a separate restructuring to reduce manufacturing capacity and costs and operating expenses, due primarily to lower demand for our products resulting from the global economic slowdown.

During fiscal 2009 and following the restructuring activities described above, we determined we had two operating segments as of March 28, 2009 (CPG and MPG). This determination was based on the information regularly reviewed by the CODM to assess the performance of our business and allocate resources which had evolved in 2009 to discrete financial information for each of CPG and MPG.

As a result of these acquisitions (including integration activities), divestitures and restructuring, the necessary historical financial information below revenue for CPG and MPG to assess their performance is not available for periods prior to fiscal 2009. Accordingly, we believe prior period information would not be comparable to current or future period information due to these changes in the composition of our operating segments. In addition, beginning in fiscal 2009 we instituted new allocation methods to reflect shared resources, including design expertise (research and development expenses), manufacturing support systems and general and administrative functions. These allocations were not made in prior periods and are not reflected in prior period historical financial information.

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In response to the Staff’s request, the following table shows our financial performance measures for our operating segments for our completed fiscal years 2009, 2010 and 2011:

Non-GAAP Operating Margin:

	FY 2009* Actual		FY 2010** Actual		FY 2011*** Actual
CPG	[***]	%	[***]	%	[***]	%
MPG	[***]	%	[***]	%	[***]	%
Absolute Difference	[***]		[***]		[***]
Difference (bp)	[***]		[***]		[***]
Effective difference % ****	[***]	%	[***]	%	[***]	%

*	Our fiscal 2009 financial results include the significant effects of a global economic downturn, restructuring related to elimination of our investments in wireless systems and acquisitions as discussed in more detail above.
**	Our fiscal 2010 financial results include continued effects of the global economic downturn on MPG and restructuring related to elimination of our investments in wireless systems.
***	Our fiscal 2011 financial results include our revenue and costs from our transceiver business. Although we announced our strategic decision to eliminate our investments in cellular transceivers during fiscal 2009, transceiver revenue contributed approximately $[***] million to revenue in fiscal 2011 and was accretive to non-GAAP operating margins as there were minimal expenses attributable to this revenue in fiscal 2011. Excluding our revenue and costs from our transceiver business, our non-GAAP operating margin for CPG in fiscal 20011 was approximately [***]%. Fiscal 2011 is the beginning of our normalized environment and shows trending towards our expected results as we successfully reduced our percentage of sales to our largest customer by focusing on our customer diversification strategy, and as we continue to stabilize from the economic downturn.
****	Absolute difference divided by the average non-GAAP operating margin % for CPG and MPG.

We note that fiscal 2010 was a year of rebuilding and moving towards a normalized environment as the global economy began to show signs of recovery. As evidenced by the fiscal 2010 MPG non-GAAP operating margin above, the global economic downturn continued to significantly impact MPG’s financial results during this period. We continue to believe this divergence between CPG and MPG was temporary and not an indicator of our expected long-term growth of non-GAAP operating margin. The financial results of CPG and MPG were volatile during fiscal 2009 and 2010 and we believe are not wholly representative of the true economics of these businesses in a normalized environment.

We agree with the Staff that it is important to perform a careful analysis of the economic characteristics of our two operating segments and have been diligent in our analysis of these characteristics. However, given the restructuring, acquisitions, economic slowdown and

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subsequent re-alignment of our business as described above, we believe the information for our operating segments prior to fiscal 2011 is not a reasonable indicator of expected future performance of the operating segments. Additionally, the projections of non-GAAP operating margins by operating segment (as shown below in response to comment 5) represent management’s best estimate of the performance of those segments given our current understanding of our markets and our prospects for success in those markets. As part of the BMP process, these projections are reviewed and approved by the Board of Directors and therefore represent RFMD’s view of the economics of our operating segments. There is a fundamental belief and agreement between management and the Board of Directors that CPG and MPG should generate essentially the same non-GAAP operating margins over the long-term and we expect to invest or divest as necessary in CPG and MPG to achieve our stated non-GAAP operating margin targets. This has been the belief of our senior management team since the creation of CPG and MPG and is still true today.

Comment 4: Further, your analysis of the expected future operating results should include a reasonable amount of time. Please tell us why you only included two years of information.

Response 4: We respectfully advise the Staff that we have only completed a formal plan through fiscal 2013 (our normal planning cycle), which has been presented to our Board of Directors. We limit our formal planning cycle to two years as a result of product life cycles, continual new product introductions, our dependence on design wins with customers and rapid technological changes, all of which are typical in our industry. As shown in the table on page 8 of our response letter submitted September 6, 2011, our future non-GAAP operating margin is projected to be similar in fiscal years 2012 and 2013. In addition, our long-range non-GAAP operating margins for CPG and MPG for the five-year period ending fiscal 2018 are targeted at levels comparable to fiscal 2013, however no detailed underlying plan to achieve targets currently exists. We believe our customer diversification and product leadership strategies will drive revenue and gross margin growth and enable us to continue to participate in the growth of the markets that we serve. Additionally, we expect to limit operating expense growth to less than our expected revenue and gross profit growth rates, which will contribute to the achievement of our non-GAAP operating margin targets. In summary, while we do not have a detailed plan that extends past 2013, our management has targets and we believe we can manage our long-term non-GAAP operating margins through our product innovation and with tight expense control to yield non-GAAP operating margin results that should be comparable to fiscal 2013 estimates for each operating segment.

Comment 5: Also, in your quantitative economic analysis please consider both the absolute difference in the rates as well as the effective (percentage) differences.

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Response 5: We respectfully submit to the Staff the below table of our non-GAAP operating margin analysis with the consideration of the absolute difference, basis points difference and effective percentage difference.

The following table shows our financial performance measure for our operating segments for our most recently completed fiscal year 2011, our six-months ended October 1, 2011, our current fiscal year 2012 plan and our next fiscal year 2013 plan:

Non-GAAP Operating Margin:

	FY 2011 Actual		Six-Months Ended October 1, 2011* Actual		FY 2012*** Plan		FY 2013** Plan
CPG	[***]	%	[***]	%	[***]	%	[***]	%
MPG	[***]	%	[***]	%	[***]	%	[***]	%
Absolute difference	[***]		[***]		[***]		[***]
Difference (bp)	[***]		[***]		[***]		[***]
Effective difference % ****	[***]	%	[***]	%	[***]	%	[***]	%

*	Actual year to date
**	Per RFMD’s Plan
***	Per RFMD’s Plan, updated for latest BMPU approved by the Board of Directors at the end of September
****	Absolute difference divided by the average non-GAAP operating margin % for CPG and MPG.

RFMD recognizes that fiscal 2009 through fiscal 2011 quantitative actual results do not represent our future expectations. Fiscal 2011 is the beginning of a normalized environment and shows trending towards our expected results as we successfully reduced our percentage of sales to our largest customer by focusing on our customer diversification strategy, and as we continue to stabilize from the economic downturn. This trend towards converged non-GAAP operating margins in a normalized environment continues into fiscal 2012. As the above table reflects, the first six-months of fiscal 2012 are beginning to converge consistent with our estimates. The expectations of our management for the second half of the year are on track and we believe will provide evidence of economically similar non-GAAP operating margins.

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Comment 6: As part of your analysis, please include a discussion of the underlying reasons why the results are similar or dissimilar to help us understand your conclusion that the two operating segments are economically similar.

Response 6: We respectfully advise the Staff that as shown in response 5 above, our future non-GAAP operating margin is projected to be similar in fiscal years 2012 and 2013. In addition, our long-range non-GAAP operating margins for CPG and MPG for the five-year period ending fiscal 2018 are targeted at levels comparable to fiscal 2013. Management has determined that non-GAAP operating margin is the most appropriate measure of RFMD’s financial performance and therefore the economic characteristic to be analyzed in the application of the aggregation criteria of ASC 280.

ASC 280 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only. In other words, if the segments do not currently have similar economic characteristics and the other five criteria in ASC 280 are met, and if the segments are expected to have similar long-term average economic characteristics in the future, the two segments may be aggregated. Under ASC 280, aggregation of segments should be consistent with the objective and basic principles to provide information about the different types of business activities in which we engage and the different economic environments in which we operate in order to help users of our financial statements better understand our performance, better assess our prospects for future net cash flows, and make more informed judgments about us as a whole. We believe the aggregation of CPG and MPG is consistent with these objectives and basic principles. As noted in ASC 280, the determination of similar economic characteristics is a matter of judgment that depends on specific facts and circumstances and we believe the facts and circumstances affecting our operating segments as outlined in this and our prior responses to the Staff support our determination of economic similarity.

Non-GAAP operating margins for CPG and MPG in fiscal 2012 and 2013 are both expected to be within an absolute difference of one to two percentage points and an effective difference of less than 10%. For both CPG and MPG we expect non-GAAP operating margins will both improve and converge as a result of the introduction and adoption of new products, improved factory utilization rates and our ongoing efforts to tightly control operating and manufacturing shared expenses.

Comment 7: We note that the company only focuses on non-GAAP operating margin in the analysis of whether the economic characteristics of CPG and MPG are similar under ASC 280-10-50-11. We note that this measure includes allocations of shared manufacturing costs, research and development expenses, sales and marketing expenses and general and administrative expenses. We note that ASC 280-10-55-7C states that the use of long-term average gross margins was provided as a measure of profitability in ASC 280-10-50-11 because

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it is less likely to be affected by allocations. While evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, we do not understand why your analysis only focuses on non-GAAP operating margins. Please tell us why you did not also consider long-term average gross margins and other relevant factors such as trends in returns on assets employed, and operating cash flow.

Response 7: We respectfully advise the Staff that ASC 280-10-55-7C states that the use of long-term average gross margins was provided as a measure of profitability in ASC 280-10-50-11 because it is less likely to be affected by allocations. However, this is not the case for RFMD due to the significant amount of our operating segments’ shared manufacturing resources and services. RFMD’s manufacturing facilities are not assigned to CPG or MPG and are generally utilized by both operating segments. These facilities are treated as a corporate asset to assure manufacturing scale for both CPG and MPG. The fixed costs associated with these corporate manufacturing resources are allocated to CPG and MPG, which significantly affects the gross margins for CPG and MPG to the same extent that the allocation impacts non-GAAP operating margins.

With respect to other factors, such as trends in return on assets employed and operating cash flow, RFMD manages its cash on an aggregated basis and does not segregate cash, plant and equipment or other assets between CPG and MPG. Accordingly, calculation of ROIC for an operating segment is also affected by the allocation of fixed manufacturing costs.

Comment 8: Further, we note from your response that you do consider other relevant metrics such as revenue growth trends. You note that by managing your costs, your non-GAAP operating margins for CPG and MPG in fiscal 2011 were relatively similar. Please tell us further about your consideration of the revenue growth trends and why revenue growth would not be considered a more important measure of profitability than non-GAAP operating margins. Discuss your consideration of the similarity of these trends.

Response 8: We respectfully advise the Staff that we consider revenue growth trends for each of CPG and MPG as an important data point in evaluating our overall forecasts and our overall ability to achieve our forecasted non-GAAP operating margin results, however, revenue growth alone does not equate to growth in ROIC and the ability of our company to generate free cash flow. Growth in ROIC and free cash flow is driven by growth in non-GAAP operating margins (which are affected by product competitiveness, manufacturing capital efficiency and controlling operating expenses), management of working capital and minimizing net assets employed. Further, revenue growth will not assure that ROIC exceeds our weighted average cost of capital unless we achieve an optimal capital structure that minimizes our weighted average cost of capital, including the amount of net assets required to support our revenue stream.

As detailed in response 4 in our prior letter to the Staff dated September 6, 2011, we focus on improving ROIC as a means to increasing shareholder value. As defined in our earnings releases

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furnished on Forms 8-K filed with the Commission, ROIC is calculated by dividing annualized non-GAAP operating income, net of cash taxes, by average invested capital. Accordingly, non-GAAP operating margin is the “numerator” in the calculation of ROIC and the most significant operating measure for calculating ROIC. Accordingly, we believe that non-GAAP operating margin is a better indicator of the creation of shareholder value than revenue growth. Further, it is widely accepted in finance that the value of a firm is determined by the present value of its expected future cash flows. We believe that our focus on ROIC and non-GAAP operating margins has put RFMD on a sustainable path in terms of our ability to generate free cash flow.

Prior to our adoption in fiscal 2009 of ROIC and non-GAAP operating margins as key performance metrics, we focused primarily on revenue growth to drive shareholder value. In the three years prior to our adoption of ROIC and non-GAAP operating margins as key performance metrics, we generated approximately $3 million in negative free cash flow on cumulative sales of $2.8 billion. In the three years since our adoption of ROIC and non-GAAP operating margins as key performance metrics, we have generated approximately $431 million in free cash flow on cumulative sales of $2.9 billion. In light of these results, we believe the use of ROIC and consequently non-GAAP operating margins as our key performance metrics instead of revenue growth has resulted in a structurally stronger company that has a foundation to drive shareholder value for the foreseeable future.

Comment 9: Also, your response states that you do not believe that the revenue growth rates of CPG and MPG would be meaningful to investors because the rates are more volatile and may not be indicative of your long-term sales and growth trends and the overall future prospects of our business. You further responded that in any given year, due to product lifecycles or external factors, CPG revenue growth will exceed MPG revenue growth while in other years MPG will exceed CPG. Please note that while you should focus on the long-term trends, you should also consider the volatility underlying the trends such as when two operating segments achieve similar long-term results through dissimilar paths since this could be an indicator that aggregation is not appropriate. Please further discuss your consideration of the volatility of the trends.

Response 9: We respectfully advise the Staff that we believe the performance paths of CPG and MPG are similar and that the same factors cause variations in the financial contribution of each segment. The variations within the segments include product lifecycle in relation to both cost of producing the products and average selling price, number of competitors and stage of the technology release, product differentiation, as well as the size of the particular market opportunity for the product. As noted in our response to the Staff dated September 6, 2011, changes in these factors produce the normal fluctuations that a product experiences over its lifecycle for both CPG and MPG. CPG and MPG have products that span the various stages of the lifecycle, the mix of which can change based on market conditions. For both segments, financial performance will be positively impacted by newly released products as compared to products nearing the end of their lifecycles.

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As the Staff notes, we believe our long-term revenue growth rates for both operating segments are expected to be similar, however, in any given year CPG revenue growth may exceed MPG revenue growth, while in other years MPG revenue growth may exceed CPG revenue growth. As noted above, financial performance will be impacted by product life cycles or external factors such as the state of the global economy and should not be attributed to dissimilar paths. ASC 280 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects and the segments are expected to have similar long-term average economic characteristics. RFMD believes that CPG and MPG essentially have the same future prospects and they are expected to have similar long-term non-GAAP operating margins.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975. Thank you for your time and attention.

Sincerely,

/s/ William A. Priddy, Jr.
William A. Priddy, Jr.
Chief Financial Officer and Vice President,
Finance and Administration

cc:	Barry Church

Gina Harrison

Laura Miller

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APPENDIX A

July 2, 2011 CODM PACKAGE

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